August 8, 2006

VIA EDGAR AND FEDERAL EXPRESS
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Burton, Staff Accountant

Re:	Phantom Fiber Corporation (the “Company”)
Item 4.01 Form 8-K (“Form 8-K)
Filed July 26, 2006
File No. 1-15627

Dear Mr. Burton:

This letter responds to comments contained in the Staff letter, dated July 28, 2006, addressed to Mr. Jeffrey Halloran, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 8-K on July 26, 2006.

We have replied below to your comments (the “Comments”). In view of the Comments and the Company’s response set forth below, the Company has amended Form 8-K accordingly.

Comment No. 1:

“Please specifically state whether during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter or accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The statement ‘From the date of … appointment through the date of … dismissal’ does not directly address this requirement.”

Response to Comment No. 1:

The Company has amended its Form 8-K by filing an amended Form 8-K with the SEC on August 3, 2006 (“Form 8-K/A”). Form 8-K/A reflects that during the Company’s two most recent fiscal years and any subsequent interim period before the dismissal of Mintz & Partners LLP, the Company had no disagreements with Mintz & Partners LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Comment No. 2:

“Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.”

Response to Comment No. 2:

The Company’s Form 8-K/A reflects that during the Company’s two most recent fiscal years before the dismissal of Mintz & Partners LLP, the Company’s financial statements did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Comment No. 3:

“To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.”

Response to Comment No. 3:

The Company’s Form 8-K/A filed with the SEC on August 3, 2006 includes an updated Exhibit 16 letter from Mintz & Partners LLP stating they are in agreement with the statements contained in Item 4.01 of Form 8-K/A. The

If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Yoel Goldfeder

Yoel Goldfeder